Exhibit 99.36

Consolidated Financial Statements

(In thousands of Canadian dollars)

 THERATECHNOLOGIES INC.

November 30, 2018 and 2017

THERATECHNOLOGIES INC.

Table of Contents

(In thousands of Canadian dollars)

Page

Consolidated Statements of Financial Position	1

Consolidated Statements of Comprehensive Loss	2

Consolidated Statements of Changes in Equity	3

Consolidated Statements of Cash Flows	4

Notes to Consolidated Financial Statements	5 - 57

KPMG LLP	Telephone	(514) 840-2100
600 de Maisonneuve Blvd. West	Fax	(514) 840-2187
Suite 1500, Tour KPMG	Internet	www.kpmg.ca
Montréal (Québec) H3A 0A3
Canada

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Theratechnologies Inc.

We have audited the accompanying consolidated financial statements of Theratechnologies Inc., which comprise the consolidated statements of financial position as at November 30, 2018 and November 30, 2017, the consolidated statements of comprehensive loss, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative

(“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Theratechnologies Inc. as at November 30, 2018 and November 30, 2017, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

February 20, 2019

Montréal, Canada

*CPA auditor, CA, public accountancy permit No. A110592

THERATECHNOLOGIES INC.

Consolidated Statements of Financial Position

(In thousands of Canadian dollars)

November 30, 2018 and November 30, 2017

	Note	2018	2017

Assets
Current assets:
Cash		$51,842	$1,760
Bonds and money market funds	7	12,882	21,303
Trade and other receivables	8	14,560	9,737
Inventories	10	14,736	9,339
Prepaid expenses and deposits		2,121	1,012
Derivative financial assets	18(c)	1,710	1,444

Total current assets		97,851	44,595

Non-current assets:
Bonds and money market funds	7	6,913	9,866
Property and equipment	11	135	62
Intangible assets	12	20,100	21,772
Other asset	13	22,718	–

Total non-current assets		49,866	31,700

Total assets		$147,717	$76,295

Liabilities
Current liabilities:
Accounts payable and accrued liabilities	14	$34,338	$23,201
Provisions	15	1,348	753
Current portion of long-term obligation	16	–	4,676
Deferred revenue		36	–

Total current liabilities		35,722	28,630

Non-current liabilities:
Long-term obligation	16	–	4,543
Convertible unsecured senior notes	17	65,451	–

Total non-current liabilities		65,451	4,543

			\

Total liabilities		101,173	33,173

Equity
Share capital	18	335,237	328,660
Equity component of convertible unsecured senior notes	17	5,838	–
Contributed surplus		10,455	15,115
Deficit		(306,295)	(300,725)
Accumulated other comprehensive income		1,309	72

Total equity		46,544	43,122

Commitments	24

Total liabilities and equity		$147,717	$76,295

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

(signed) Paul Pommier Director	(signed) Jean-Denis Talon Director

THERATECHNOLOGIES INC.

Consolidated Statements of Comprehensive Loss

(In thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2018 and 2017

	Note	2018	2017

Revenue	4	$58,553	$42,864

Operating expenses:
Cost of sales:
Cost of goods sold		12,188	4,991
Other production related costs		142	1,296
Royalties		1,699	3,986
Amortization of other asset		3,196	–
Research and development expenses		10,324	11,856
Selling and market development expenses		27,990	26,017
General and administrative expenses		7,549	5,816

Total operating expenses		63,088	53,962

Loss from operating activities		(4,535)	(11,098)

Finance income	6	791	338
Finance costs	6	(3,931)	(7,690)

		(3,140)	(7,352)

Loss before income taxes		(7,675)	(18,450)

Income tax recovery	19	1,662	–

Net loss		(6,013)	(18,450)

Other comprehensive (loss) income, net of tax
Items that may be reclassified to net profit in the future:
Net change in fair value of available-for-sale financial assets, net of tax		(24)	(99)
Exchange difference on translation		1,261	(1,668)

		1,237	(1,767)

Total comprehensive loss		$(4,776)	$(20,217)

Loss per share:
Basic and diluted	18(g)	$(0.08)	$(0.25)

The accompanying notes are an integral part of these consolidated financial statements.

THERATECHNOLOGIES INC.

Consolidated Statements of Changes in Equity

(In thousands of Canadian dollars)

Years ended November 30, 2018 and 2017

					Equity			Accumulated
			Share capital		component			other
			Number		of convertible	Contributed		comprehensive
	Note		of shares	Amount	notes	surplus	Deficit	income	Total

				$	$	$	$	$	$
Balance as at November 30, 2016			65,996,069	291,529	–	14,190	(280,667)	1,839	26,891

Total comprehensive loss
Net loss for the year			–	–	–	–	(18,450)	–	(18,450)
Other comprehensive loss:
Net change in fair value of available-for-sale financial assets, net of tax			–	–	–	–	–	(99)	(99)
Exchange differences on translation			–	–	–	–	–	(1,668)	(1,668)

Total comprehensive loss			–	–	–	–	(18,450)	(1,767)	(20,217)

Transactions with owners, recorded directly in equity
Public issue of common shares	18	(a)	5,323,000	16,501	–	–	–	–	16,501
Issuance of broker options	18	(a)	–	–	–	183	–	–	183
Share issue costs	18	(a)	–	–	–	–	(1,608)	–	(1,608)
Exercise of broker warrants	18	(a)	124,000	360	–	(62)	–	–	298
Exercise of common share purchase warrants			2,380,900	15,531	–	(40)	–	–	15,491
Exercise of broker options	18	(a)	173,530	687	–	(149)	–	–	538
Issuance of common shares - TaiMed	12		906,077	4,001	–	–	–	–	4,001
Share-based compensation plan:
Share-based compensation for stock option plan	18	(f)	–	–	–	1,015	–	–	1,015
Exercise of stock options:
Monetary consideration			58,474	29	–	–	–	–	29
Attributed value			–	22	–	(22)	–	–	–

Total contributions by owners			8,965,981	37,131	–	925	(1,608)	–	36,448

Balance as at November 30, 2017			74,962,050	328,660	–	15,115	(300,725)	72	43,122
Total comprehensive loss
Net loss			–	–	–	–	(6,013)	–	(6,013)
Other comprehensive income:
Net change in fair value of available-for-sale financial assets, net of tax			–	–	–	–	–	(24)	(24)
Exchange differences on translation			–	–	–	–	–	1,261	1,261

Total comprehensive loss			–	–	–	–	(6,013)	1,237	(4,776)

Transactions with owners, recorded directly in equity
Recognition of previously unrecognized tax assets from item originally recorded in equity	18		–	–	–	–	443	–	443
Equity component of convertible unsecured senior notes, net of income taxes of $2,105	17		–	–	5,838	–	–	–	5,838
Share-based compensation plan:
Share-based compensation for stock option plan	18(f)		–	–	–	1,097	–	–	1,097
Exercise of stock options:
Monetary consideration			412,734	698	–	–	–	–	698
Attributed value			–	508	–	(508)	–	–	–
Exercise of broker option			39,390	156	–	(34)	–	–	122
Issuance of common shares - TaiMed	18(b)		1,463,505	5,215	–	(5,215)	–	–	–

Total contributions by owners			1,915,629	6,577	5,838	(4,660)	443	–	8,198

Balance as at November 30, 2018			76,877,679	335,237	5,838	10,455	(306,295)	1,309	46,544

The accompanying notes are an integral part of these consolidated financial statements.

THERATECHNOLOGIES INC.

Consolidated Statements of Cash Flows

(In thousands of Canadian dollars)

Years ended November 30, 2018 and 2017

	Note	2018	2017

Cash flows from (used in):

Operating:
Net loss		$(6,013)	$(18,450)
Adjustments for:
Depreciation of property and equipment	11	26	24
Amortization of intangible assets and other asset	12 and 13	5,481	1,968
Change in deferred revenue		35	(96)
Share-based compensation for stock option plan		1,097	1,015
Deferred income tax recovery		(1,662)	–
Write-down of inventories	10	190	1,144
Change in fair value of derivative financial assets	18(e)	(253)	(770)
Change in fair value of liability related to deferred stock unit plan	18(e)	250	761
Change in fair value of warrant liability and related exchange loss		–	6,654
Interest income		(67)	(338)
Interest received		265	(105)
Accretion expense	6	1,347	1,371
Foreign exchange		(1,431)	(1,658)
Gain on expired common share purchase warrants		–	(54)
Loss on repayment of long-term obligation		375	–

		(360)	(8,534)
Changes in operating assets and liabilities:
Trade and other receivables		(4,523)	(3,324)
Inventories		(5,180)	1,261
Prepaid expenses and deposits		(1,054)	79
Accounts payable and accrued liabilities		10,125	12,657
Provisions		548	316

		(84)	10,989

		(444)	2,455
Financing:
Proceeds from issue on convertible unsecured senior notes		75,319	–
Convertible unsecured senior notes issue costs		(3,701)	–
Repayment of long-term obligation		(10,180)	(5,390)
Proceeds from issue of common shares		–	16,501
Share issue costs		–	(1,425)
Proceeds from exercise of stock options		698	29
Proceeds from exercise of broker warrants	18(a)	–	298
Proceeds from exercise of broker options	18(a)	122	538
Proceeds from exercise of common share purchase warrants		–	7,143

		62,258	17,694
Investing
Acquisition of other asset	13	(25,582)	–
Acquisition of intangible assets	12	(21)	(53)
Acquisition of property and equipment	11	(31)	(42)
Proceeds from sale of bonds and money market funds		33,961	32,422
Acquisition of bonds and money market funds		(22,510)	(53,029)
Acquisition of derivative financial assets		(12)	(59)

		(14,195)	(20,761)

Net change in cash		47,619	(612)
Cash, beginning of year		1,760	1,059
Effect of foreign exchange on cash		2,463	1,313

Cash, end of year		$51,842	$1,760

See Note 20 for supplemental cash flow disclosures.

The accompanying notes are an integral part of these consolidated financial statements.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements

(In thousands of Canadian dollars)

Years ended November 30, 2018 and 2017

Theratechnologies Inc. is a specialty pharmaceutical company addressing unmet medical needs by bringing to market specialized therapies for people with orphan medical conditions, including those living with HIV.

The consolidated financial statements include the accounts of Theratechnologies Inc. and its wholly-owned subsidiaries (together referred to as the “Company” and individually as the “subsidiaries of the Company”).

Theratechnologies Inc. is governed by the Business Corporations Act (Québec) and is domiciled in Québec, Canada. The Company is located at 2015 Peel Street, Montréal, Québec, H3A 1T8.

1.	Basis of preparation:

Statement of compliance

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were authorized for issue by the Board of Directors on February 20, 2019.

Basis of measurement

The Company’s consolidated financial statements have been prepared on a going concern and historical cost bases, except for available-for-sale financial assets, derivative financial assets, liabilities related to cash-settled share-based arrangements and derivative financial liabilities, which are measured at fair value. Equity-classified share-based payment arrangements are measured at fair value at grant date pursuant to IFRS 2, Share-based payment.

The methods used to measure fair value are discussed further in Note 23.

Functional and presentation currency

The Company’s functional currency is the United States dollar (“USD”). These consolidated financial statements are presented in Canadian dollars (“CAD”). The exchange difference resulting from the translation of the consolidated financial statements from USD to CAD is included in “Accumulated other comprehensive income” presented in equity.

All financial information presented in CAD has been rounded to the nearest thousand.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2018 and 2017

1.	Basis of preparation (continued):

Use of estimates and judgments

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting year.

Judgments in applying accounting policies

Information about critical judgments in applying accounting policies and assumptions that have the most significant effect on the amounts recognized in the consolidated financial statements is noted below.

Milestone payments related to Trogarzo®

The commercialization rights related to Trogarzo® are subject to additional milestone payments based on the attainment of commercial milestones, including development, launch and sales milestones. Milestones payments will be accrued and recorded in the cost of intangible assets when it is probable that they will be paid. The determination of probability to pay the milestones is subject to judgment. In order to demonstrate that the commercial milestone payment is probable, the following will be taken into consideration: product approval, product launch and approved development plan. In addition, there should be a sufficient history of sales to have reasonable expectation that the commercial milestone payments related to sales milestone will be reached.

Convertible senior unsecured notes

The determination of the fair value of the liability component of a convertible instrument is based on the estimated interest rate that the Company could obtain for a similar debt instrument without a conversion option.

Key sources of estimation uncertainty

Key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are as follows:

Sales promotional programs

Management uses judgment in estimating provisions for sale deductions such as cash discounts, allowances, returns, rebates, chargebacks and distribution fees (see Notes 2 (Revenue recognition, Net sales) and 4 for additional information).

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2018 and 2017

1.	Basis of preparation (continued):

Use of estimates and judgments (continued)

Key sources of estimation uncertainty (continued)

Other

Other areas of judgment and uncertainty related to the estimation of accruals for clinical trial expenses, the recoverability of inventories, the measurement and recoverability of intangible assets, the measurement of derivative financial assets, and the measurement of share-based arrangements.

Reported amounts and note disclosures reflect the overall economic conditions that are most likely to occur and the anticipated measures management intends to take. Actual results could differ from those estimates.

The above estimates and assumptions are reviewed regularly. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected.

2.	Significant accounting policies:

The accounting policies have been applied consistently by the subsidiaries of the Company.

Basis of consolidation

The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases. Subsidiaries are entities controlled by the Company. Control is present where the Company has the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are currently exercisable are taken into consideration. The accounting policies of subsidiaries are changed when necessary to align them with the policies adopted by the Company.

Intercompany balances and transactions, revenues and expenses resulting from transactions between subsidiaries and with the Company are eliminated in preparing the consolidated financial statements.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2018 and 2017

2.	Significant accounting policies (continued):

Foreign currencies

Transactions in foreign currencies are translated to the functional currency at exchange rates in effect at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate in effect at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the reporting year, adjusted for effective interest and payments during the reporting year, and the amortized cost in foreign currency translated at the exchange rate in effect at the end of the reporting year.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate in effect at the date on which the fair value was determined. Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rate in effect at the date of the transaction. Foreign currency differences arising on translation are recognized in net profit, except for differences arising on the translation of available-for-sale equity instruments, which are recognized in other comprehensive income. The foreign exchange gain or loss arising from the conversion of the consolidated financial statements from USD, its functional currency, to CAD, its reporting currency, is recorded in accumulated other comprehensive income.

Revenue recognition

Net sales

Revenues from the sale of goods are recognized when the Company has transferred to the buyer the significant risks and rewards of ownership of the goods, there is no continuing management involvement with the goods and the amount of revenue can be measured reliably. Revenue from the sale of goods is recognized net of estimated cash discounts, allowances, returns, rebates, chargebacks and distribution fees paid to its wholesalers at the time the related revenue is recorded or when the incentives are offered. The Company offers cash discounts for prompt payment to wholesalers. Cash discounts and allowances are estimated based on contractual sales terms with customers and historical payment experience. The Company allows customers to return product within a specified period of time before and after its expiration date. Provisions for returns are estimated based on historical return levels, taking into account additional available information on contract changes. The Company is subject to rebates on sales made under governmental and commercial rebate programs, and chargebacks on sales made to government agencies and retail pharmacies. Rebates and chargebacks are estimated based on historical experience, relevant statutes with respect to governmental pricing programs, and contractual sales terms. Distribution fees are estimated based on contractual terms with distributors.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2018 and 2017

2.	Significant accounting policies (continued):

Cost of sales

Cost of goods sold

Cost of goods sold includes the cost of raw materials, supplies, direct labour and overhead charges allocated to goods sold.

Other production related costs

Other production related costs include unallocated indirect costs related to production as well as write-downs of inventories.

Royalties

Royalties include royalties payable under the 2013 Termination Agreement (Note 14). Amortization of the other asset The amortization of the other asset relates to the repurchase of the future royalty rights under the 2013 Termination Agreement (Note 13).

Employee benefits

Salaries and short-term employee benefits

Salaries and short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term profit-sharing or cash bonus plans if the Company has a legal or constructive obligation to pay an amount as a result of past services rendered by an employee and the obligation can be estimated reliably.

Post-employment benefits

Post-employment benefits include a defined contribution plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognized as an employee benefit expense when due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available. The Company’s defined contribution plan comprises the registered retirement savings plan, the Québec Pension Plan and employment insurance.

Termination benefits

Termination benefits are recognized as an expense when the Company is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date or to provide termination benefits as a result of an offer made to encourage voluntary redundancy.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2018 and 2017

2.	Significant accounting policies (continued):

Finance income and finance costs

Finance income comprises interest income on available-for-sale financial assets and gains (losses) on the disposal of available-for-sale financial assets. Interest income is recognized as it accrues in net profit using the effective interest method.

Finance costs comprise bank charges, interest and accretion expense on convertible unsecured senior notes and the long-term obligation, impairment losses on financial assets recognized in net profit, changes in fair value of liabilities and derivatives, unrealized foreign currency gain or loss on long-term obligation and other foreign currency gains and losses which are reported on a net basis.

Inventories

Inventories are presented at the lower of cost, determined using the first in, first out method, and net realizable value. Inventory costs include the purchase price and other costs directly related to the acquisition of materials and other costs incurred in bringing the inventories to their present location and condition. The Company is responsible for coordinating the production and stability testing and for auditing suppliers at different times during the manufacturing process. Inventory costs also include the costs directly related to the conversion of materials into finished goods. Net realizable value is the estimated selling price in the Company’s ordinary course of business less the estimated costs of completion and selling expenses.

Work in progress inventory appears from the moment third party suppliers use the material provided by the Company until the time the Company receives the finished product. The value of work in progress inventory is equal to the value of material provided by the Company plus all conversion work performed by third party suppliers.

Derivative financial instruments

Derivative financial instruments are recorded as either assets or liabilities measured at their fair value unless exempted from derivative treatment as a normal purchase and sale. Certain derivatives embedded in other contracts must also be measured at fair value. The changes in the fair value of derivatives are recognized through profit or loss in the year in which they occur.

Property and equipment

Recognition and measurement

Items of property and equipment are recognized at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset and the costs of dismantling and removing the item and restoring the site on which it is located, if any.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2018 and 2017

2.	Significant accounting policies (continued):

Property and equipment (continued)

Recognition and measurement (continued)

Construction in progress assets are capitalized during construction and depreciation commences when the asset is available for use.

When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized in net profit or loss.

Subsequent costs

The cost of replacing a part of an item of property and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of items of property and equipment are recognized in net profit or loss as incurred.

Depreciation

The estimated useful lives, methods of depreciation and depreciation rates and periods are as follows:

Asset	Method	Rate/period

Computer equipment	Declining balance	50%
Laboratory equipment	Declining balance	20%
	and straight-line	5 years
Office furniture and equipment	Declining balance	20%
Leasehold improvements	Straight-line	Lower of lease term
		and economic life

The method of depreciation is selected based on the most closely expected pattern of consumption of the future economic benefits embodied in the asset.

Estimates for depreciation methods, useful lives and residual values are reviewed at each year-end and adjusted if appropriate.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2018 and 2017

2.	Significant accounting policies (continued):

Intangible assets

Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is expensed as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. A development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Company intends to and has sufficient resources to complete development and to use or sell the asset. These criteria are usually met when a regulatory filing has been made in a major market and approval is considered highly probable. The expenditure capitalized includes the cost of materials, direct labour, and overhead costs that are directly attributable to preparing the asset for its intended use. Other development expenditures are expensed as incurred. Capitalized development expenditures are measured at cost less accumulated amortization and accumulated impairment losses.

During the years ended November 30, 2018 and 2017, no development expenditures were capitalized.

Commercialization rights

Commercialization rights acquired by the Company have finite useful lives and are measured at cost less accumulated amortization and any accumulated impairment losses. Subsequent changes in the fair value of the contingent considerations on the acquisition of intangible assets are recorded in the cost of the asset. Commercialization rights - EGRIFTA® are amortized at fixed rates based on their estimated useful life of 111 months on a straight-line basis. Commercialization rights - Trogarzo® North American Territory are amortized at fixed rates based on their useful life of 142 months on a straight-line basis. Commercialization rights - Trogarzo® - European Territory will be amortized after marketing approval of Trogarzo® is obtained for the European Territory.

The amortization method and useful life of intangible assets are reviewed every year and adjusted as required.

Other asset

Other asset, which comprises the amount disbursed in connection with the repurchase of the future royalty rights under the 2013 Termination Agreement (Note 13), is amortized over its estimated useful life of 48 months.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2018 and 2017

2.	Significant accounting policies (continued):

Financial instruments

The Company’s financial instruments are classified into one of three categories: loans and receivables, available-for-sale financial assets and other financial liabilities.

Loans and receivables and other financial liabilities are initially recognized on the date on which they originate at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these liabilities are measured at amortized cost using the effective interest method.

The Company has classified cash and trade and other receivables as loans and receivables, and accounts payable and accrued liabilities, the convertible unsecured senior notes as well as the long-term obligation as other financial liabilities.

The Company has classified its bonds and money market funds as available-for-sale financial assets. The Company has presented its bonds with a maturity of less than 12 months as current assets.

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and that are not classified in any of the other categories. They are initially recognized on the date on which they originate at fair value. Transactions costs are recognized in profit or loss. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale debt instruments, are recognized in other comprehensive income and presented within equity. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to net profit.

Compound financial instruments

Compound financial instruments are instruments that contain both liability component and an equity component, and the liability component can be converted into share capital at the option of the holder and the number of shares to be issued does not vary with changes in their fair value.

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversation option. The equity component is recognized initially as the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component.

Any directly attributable transaction costs are allocated to the liability and equity component in proportion to their initial carrying amounts.

Leases

Operating lease payments are recognized in net profit on a straight-line basis over the term of the lease.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2018 and 2017

2.	Significant accounting policies (continued):

Leases (continued)

Lease inducements arising from leasehold improvement allowances and rent-free periods form an integral part of the total lease cost and are deferred and recognized in net profit over the term of the lease on a straight-line basis.

Impairment

Financial assets

A financial asset not carried at fair value through profit or loss is assessed at each financial statement reporting date to determine whether there is objective evidence that it is impaired. The Company considers that a financial asset is impaired if objective evidence indicates that one or more loss events had a negative effect on the estimated future cash flows of that asset and if the effect can be estimated reliably.

An impairment test is performed on an individual basis for each material financial asset. Other individually non-material financial assets are tested as groups of financial assets with similar risk characteristics. Impairment losses are recognized in net profit.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in net profit and reflected in an allowance account against the respective financial asset. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through net profit.

Impairment losses on available-for-sale investment securities are recognized by transferring the cumulative loss that has been recognized in other comprehensive income, and presented in unrealized gains (losses) on available-for-sale financial assets in equity, to net profit. The cumulative loss that is removed from other comprehensive income and recognized in net profit is the difference between the acquisition cost, net of any principal repayment and amortization and the current fair value, less any impairment loss previously recognized in net profit. Changes in impairment provisions attributable to time value are reflected as a separate component of interest income.

If, in a subsequent year, the fair value of an impaired available-for-sale debt security increases and the increase can be related objectively to an event occurring after the impairment loss was recognized in net profit, then the impairment loss is reversed, with the amount of the reversal recognized in net profit. However, any subsequent recovery in the fair value of an impaired available-for-sale equity security is recognized in other comprehensive income.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2018 and 2017

2.	Significant accounting policies (continued):

Impairment (continued)

Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If such an indication exists, the recoverable amount is estimated.

For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of cash inflows from other assets or groups of assets (“cash-generating unit”). The recoverable amount of an asset or a cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or the cash-generating unit. Impairment losses recognized in prior years are determined by the Company at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An asset’s carrying amount, increased through the reversal of an impairment loss, must not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are assessed by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount on provisions is recognized in finance costs.

Chargebacks and rebates

Chargebacks and rebates are estimated based on historical experience, relevant statutes with respect to governmental pricing programs, and contractual sales terms.

Returns

Provisions for returns are estimated based on historical return levels, taking into account additional available information on contract changes. The Company reviews its methodology and adequacy of the provision for returns on a quarterly basis, adjusting for changes in assumptions, historical results and business practices, as necessary.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2018 and 2017

2.	Significant accounting policies (continued):

Provisions (continued)

Contingent liability

A contingent liability is a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company, or a present obligation that arises from past events (and therefore exists) but is not recognized because it is not probable that a transfer or use of assets, provision of services or any other transfer of economic benefits will be required to settle the obligation, or because the amount of the obligation cannot be estimated reliably.

Income taxes

Income tax expense comprises current and deferred taxes. Current tax and deferred tax are recognized in net profit except to the extent that they relate to items recognized directly in other comprehensive income or in equity.

Current tax

Current tax is the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to tax payable in respect of previous years. The Company establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes and deferred tax losses that can be used against taxable profit in future years. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse and to fiscal losses when they will be used, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax liability is generally recognized for all taxable temporary differences.

A deferred tax asset is recognized for unused tax losses and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2018 and 2017

2.	Significant accounting policies (continued):

Share-based compensation

Share option plan

The Company records share-based compensation related to employee stock options granted using the fair-value-based method estimated using the Black-Scholes model. Under this method, compensation cost is measured at fair value at the date of grant and expensed, as employee benefits, over the period in which employees unconditionally become entitled to the options. The amount recognized as an expense is adjusted to reflect the number of options for which the related service conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of options that do meet the related service conditions at the vesting date.

Share-based payment arrangements in which the Company receives services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions, regardless of how the equity instruments are obtained by the Company.

Deferred stock unit plan

The deferred stock units (“DSUs”) are totally vested on the date of grant and are settled in cash. In the case of the DSUs granted to officers for annual bonuses, a DSU liability is recorded on the date of grant at the market value of the common shares in place of the liability for the bonus payments. In the case of the directors, the expense related to DSUs and their liabilities are recognized on the date of grant. The liability is adjusted to reflect any change in the market value of common shares.

Cash-settled stock appreciation rights

The stock appreciation rights (“SARs”) entitle the grantee to a cash payment based on the increase in the share price of the Company’s common shares from the grant date to the settlement date.

A liability is recognized for the services acquired and is recorded at the fair value of the SARs in other non-current liabilities, with a corresponding expense recognized in selling and administrative expenses over the period that the employees become unconditionally entitled to the payment. The fair value of the employee benefits expense of the SARs is measured using the Black-Scholes model.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2018 and 2017

2.	Significant accounting policies (continued):

Cash-settled stock appreciation rights (continued)

Estimating fair value requires determining the most appropriate inputs to the valuation model including the expected life of the SARs, volatility, risk-free interest rate and dividend yield and making assumptions about them. At the end of each reporting period until the liability is settled, the fair value of the liability is remeasured, with any changes in fair value recognized in the consolidated statements of earnings and comprehensive income of the current year.

Research and development

The Company elected to account for non-refundable research and development tax credits under IAS 20, Accounting for Governmental Grants and Disclosures of Governmental Assistance. Non-refundable research and development tax credits are included in earnings against gross research and development expenses or deducted from the related assets, provided there is reasonable assurance that the Company has complied and will comply with the conditions related to the tax credits and that the credits will be received.

Share capital

(i)	Common shares

Common shares are classified as equity.

(ii)	Transaction costs

Costs directly attributable to the issue of common shares are recognized in equity, net of any tax effects.

Earnings per share

The Company presents basic and diluted earnings per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the net profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders by taking the weighted average number of common shares outstanding and taking into consideration all dilutive potential common shares, which consist of the outstanding stock options and convertible unsecured senior notes.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2018 and 2017

3.	Recent changes in accounting standards:

Amendments adopted

Amendments to IAS 7

On January 7, 2016, the IASB issued Disclosure Initiative (amendments to IAS 7). The amendments require disclosures that enable users of consolidated financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. One way to meet this new disclosure requirement is to provide a reconciliation between the opening and closing balances for liabilities from financing activities. The required disclosures are provided in Notes 17 and 18.

New or revised standards and interpretations issued but not yet adopted

Amendments to IFRS 2

On June 20, 2016, the IASB issued amendments to IFRS 2, Share-based Payment, clarifying how to account for certain types of share-based payment transactions.

The amendments apply for annual periods beginning on or after January 1, 2018. As a practical expedient, the amendments can be applied prospectively. Retrospective application is permitted if information is available without the use of hindsight.

The amendments provide requirements on the accounting for:

●	the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments;

●	share-based payment transactions with a net settlement feature for withholdings tax obligations; and

●	a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled.

The Company will adopt the amendments to IFRS 2 in its financial statements for the annual period beginning on December 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

IFRS 15, Revenue from Contracts with Customers

On May 28, 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers. The new standard is effective for annual periods beginning on or after January 1, 2018. IFRS 15 will replace IAS 11, Construction Contracts, IAS 18, Revenue, IFRS 13, Customer Loyalty Programmes, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfer of Assets from Customers, and SIC 31, Revenue - Barter Transactions Involving Advertising Services.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2018 and 2017

3.	Recent changes in accounting standards (continued):

New or revised standards and interpretations issued but not yet adopted (continued)

IFRS 15, Revenue from Contracts with Customers (continued)

On April 12, 2017, the IASB issued Clarification to IFRS 15, Revenue from Contracts with Customers, which is effective at the same time as IFRS 15.

The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgments have been introduced, which may affect the amount and/or timing of revenue recognized.

The new standard applies to contracts with customers. It does not apply to insurance contracts, financial instruments or lease contracts, which fall in the scope of other IFRSs.

The clarifications to IFRS 15 provide additional guidance with respect to the five-step analysis, transition, and the application of the standard to licenses of intellectual property.

The Company will adopt IFRS 15 and the clarification in its financial statements for the annual period beginning on December 1, 2018. using the modified retrospective method. The adoption of the standard will have no material impact on the financial statements .

IFRS 9, Financial Instruments

On July 24, 2014, the IASB issued the complete IFRS 9 standard.

The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions.

IFRS 9 introduces new requirements for the classification and measurement of financial assets. Under IFRS 9, financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows.

The standard introduces additional changes relating to financial liabilities.

It also amends the impairment model by introducing a new “expected credit loss” model for calculating impairment.

The Company will adopt IFRS 9 in its financial statements for the annual period beginning on December 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2018 and 2017

3.	Recent changes in accounting standards (continued):

New or revised standards and interpretations issued but not yet adopted (continued)

IFRIC 22, Foreign Currency Transactions and Advance Consideration

On December 8, 2016, the IASB issued IFRIC Interpretation 22, Foreign Currency Transactions and Advance Consideration.

The Interpretation clarifies which date should be used for translation when a foreign currency transaction involves an advance payment or receipt.

The Interpretation is applicable for annual periods beginning on or after January 1, 2018.

The Interpretation clarifies that the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration.

The Company will adopt the Interpretation in its financial statements for the annual period beginning on December 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

IFRS 16, Leases

On January 13, 2016, the IASB issued IFRS 16, Leases.

The new standard is effective for annual periods beginning on or after January 1, 2019. Earlier application is permitted for entities that apply IFRS 15, Revenue from Contracts with Customers at or before the date of initial adoption of IFRS 16. IFRS 16 will replace IAS 17, Leases.

This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments.

This standard substantially carries forward the lessor accounting requirements of IAS 17, while requiring enhanced disclosures to be provided by lessors.

Other areas of the lease accounting model have been impacted, including the definition of a lease. Transitional provisions have been provided.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2018 and 2017

3.	Recent changes in accounting standards (continued):

IFRS 16, Leases (continued)

The Company intends to adopt IFRS 16 in its consolidated financial statements for the annual period beginning on December 1, 2019. The extent of the impact of adoption of the standard has not yet been determined, but the Company expects the majority of its operating leases will need to be recognized in the consolidated statement of financial position on initial adoption.

4.	Revenue and deferred revenue:

On May 12, 2014, the Company entered into a master services agreement with RxC Acquisition Company (“RxCrossroads”), along with two statements of work (“RxCrossroads Agreements”). Under the terms of the RxCrossroads Agreements, RxCrossroads acts as the Company’s exclusive third-party logistic service provider for all of the Company’s products in the United States and, as such, provides warehousing and logistical support services to the Company, including inventory control, account management, customer support, product return management and fulfillment of orders.

Under the RxCrossroads Agreements, RxCrossroads also acts as the Company’s exclusive third-party distributor of EGRIFTA® in the United States. In such roles, RxCrossroads purchases EGRIFTA® from the Company and takes title thereto, when the goods arrive in their warehouse. RxCrossroads’ purchases of EGRIFTA® are triggered by its expectations of market demand over a certain period of time. With respect to EGRIFTA®, RxCrossroads fulfills orders received from authorized wholesalers and delivers EGRIFTA® directly to that authorized wholesaler’s client, namely, a specialty pharmacy forming part of our network of specialty pharmacies. See Note 25.

On November 1, 2017, the Company entered into amended and restated RxCrossroads Agreements to add Trogarzo® as a new product sold in the United States. These amended and restated RxCrossroads Agreements replaced the RxCrossroads Agreements entered into in May 2014.

The Company commercializes EGRIFTA® directly in Canada using a distributor and also has agreements in place for the distribution and commercialization of EGRIFTA® in markets outside of the United States and Canada. In each case, the commercial partner is responsible for the distribution and marketing of EGRIFTA®.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2018 and 2017

5.	Personnel expenses:

	Note	2018	2017

Salaries and short-term employee benefits		$5,566	$4,771
Post-employment benefits		297	256
Share-based compensation	18(f)	1,097	1,015

		$6,960	$6,042

6.	Finance income and finance costs:

	Note	2018	2017

Interest income		$791	$338

Accretion expense	16, 17	(1,347)	(1,371)
Interest on convertible unsecured senior notes		(1,945)	–
Loss on repayment of long-term obligation		(375)	–
Bank charges		(49)	(42)
Net foreign currency (loss) gain		(218)	466
Gain (loss) on financial instruments carried at fair value		3	(6,797)
Gain on expired common share purchase warrants		–	54

Finance costs		(3,931)	(7,690)

Net finance cost recognized in net profit or loss		$(3,140)	$(7,352)

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2018 and 2017

7.	Bonds and money market funds:

	2018	2017

Bonds	$10,297	$16,602

Money market funds	9,498	14,567

	19,795	31,169

Current portion	(12,882)	(21,303)

Non-current portion	$6,913	$9,866

As at November 30, 2018, bonds were interest-bearing available-for-sale financial assets with stated interest rates from 1.6% to 4.8% (2017 - 1.3% to 4.8%) and had an average maturity of 1.2 years (2017 - 1.5 year).

8.	Trade and other receivables:

	2018	2017

Trade receivables	$14,251	$9,617
Sales tax receivable	131	92
Other receivables	178	28

	$14,560	$9,737

9.	Tax credits receivable:

Tax credits receivable comprise research and development investment tax credits receivable from the Québec government which relate to eligible research and development expenditures under the applicable tax laws. The amounts recorded as receivables are subject to a government tax audit and the final amounts received may differ from those recorded. There are no unfulfilled conditions or contingencies associated with the government assistance received.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2018 and 2017

9.	Tax credits receivable (continued):

The Company has unused and unrecorded non-refundable federal tax credits which may be used to reduce future income tax and expire as follows:

2024	$595
2025	1,774
2026	2,178
2027	3,001
2028	3,329
2029	2,243
2030	1,111
2031	777
2032	407
2033	269

$15,684

10.	Inventories:

	2018	2017

Raw materials	$5,615	$6,765
Work in progress	389	–
Finished goods	8,732	2,574

	$14,736	$9,339

Inventories were written down to net realizable value by an amount of $190 in 2018 (2017 - $1,144), of which $144 (2017 - $1,170) is recorded in cost of sales as other production-related (income) costs and $46 (2017 - $26) was recorded in cost of goods sold.

The write-downs in 2018 and 2017 related to losses incurred during the conversion of raw materials to finished goods and losses associated with expired goods.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2018 and 2017

11.	Property and equipment:

	Computer equipment	Laboratory equipment	Office furniture and equipment	Leasehold improvements	Total

	$	$	$	$	$

Cost
Balance as at November 30, 2016	105	21	95	–	221

Additions	–	42	–	–	42
Effect of changes in exchange rates	(4)	(2)	(4)	–	(10)

Balance as at November 30, 2017	101	61	91	–	253

Additions	23	–	5	69	97
Disposals	(17)	–	–	–	(17)
Effect of changes in exchange rates	3	2	3	–	8

Balance as at November 30, 2018	110	63	99	69	341

Accumulated depreciation
Balance as at November 30, 2016	78	17	79	–	174

Depreciation	13	8	3	–	24
Effect of change in exchange rates	(3)	(1)	(3)	–	(7)

Balance as at November 30, 2017	88	24	79	–	191

Depreciation	14	9	3	–	26
Disposals	(17)	–	–	–	(17)
Effect of change in exchange rates	2	1	3	–	6

Balance as at November 30, 2018	87	34	85	–	206

Net carrying amounts
November 30, 2017	13	37	12	–	62

November 30, 2018	23	29	14	69	135

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2018 and 2017

12.	Intangible assets:

	Commercialization rights - Trogarzo® North American Territory	Commercialization rights - Trogarzo® European Territory	Commercialization rights - EGRIFTA ®	Total

Cost

Balance as at November 30, 2016	$ 6,991	$ –	$ 18,856	$25,847

Additions	–	4,075	–	4,075
Effect of changes in exchange rates	(280)	(136)	(754)	(1,170)

Balance as at November 30, 2017	6,711	3,939	18,102	28,752

Effect of changes in exchange rates	210	123	564	897

Balance as at November 30, 2018	$ 6,921	$ 4,062	$ 18,666	$29,649

Accumulated amortization

Balance as at November 30, 2016	$ –	$ –	$ 5,242	$5,242

Additions	–	–	1,968	1,968
Effect of changes in exchange rates	–	–	(230)	(230)

Balance as at November 30, 2017	–	–	6,980	6,980

Amortization	335	–	1,950	2,285
Effect of changes in exchange rates	7	–	277	284

Balance as at November 30, 2018	$ 342	$ –	$ 9,207	$9,549

Carrying amounts

November 30, 2018	$ 6,579	$ 4,062	$ 9,459	$20,100
November 30, 2017	6,711	3,939	11,122	21,772

The amortization expense of $2,285 (2017 - $1,968) is included in selling and market development expenses.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2018 and 2017

12.	Intangible assets (continued):

Commercialization rights - Trogarzo®

On March 18, 2016, the Company entered into a distribution and marketing agreement with TaiMed Biologics, Inc. (“TaiMed”). On March 6, 2017, the Company entered into an amended and restated distribution and marketing agreement with TaiMed (“TaiMed Agreement”) granting the Company the exclusive right to market and distribute Trogarzo® in Canada and in the United States (collectively, the “North American Territory”) as well as in European Union countries and other countries such as Israel, Norway, Russia and Switzerland (collectively, the “European Territory”). The TaiMed Agreement has a 12-year term that will expire on a country-by-country basis calculated from the date of approval of Trogarzo® in each of the countries covered under the TaiMed Agreement. TaiMed is responsible to manufacture and supply Trogarzo® under the TaiMed Agreement.

Commercialization rights - Trogarzo® in the North American Territory

Under the terms of the TaiMed Agreement, TaiMed is responsible to develop Trogarzo® and to seek its approval from the FDA, whereas the Company is responsible, but has no obligation, to seek approval of Trogarzo® from Health Canada. The purchase price of Trogarzo® has been determined at 52% of its net selling price with an additional amount equal to 10% of its net selling price in the relevant country payable to TaiMed until such aggregates additional amount equals US$5,500.

Initial payments

Under the TaiMed Agreement, the Company agreed to make an initial payment of US$5,000 and will make further several milestone payments in exchange for the right to commercialize Trogarzo® and the right to use TaiMed’s trademark in the North American Territory.

The initial payment of US$5,000 was made in accordance with the following:

(i)	US$1,000 was paid in cash at the signature of the TaiMed Agreement entered into in March 2016;

(ii)

US$4,000 through the issuance of the Company’s common shares, payable after the first commercial sale of Trogarzo® in the United States. The US$4,000 payment was made on May 15, 2018 and resulted in the issuance of 1,463,505 common shares to TaiMed.

The Company recorded as additions to intangible assets during 2016 related to the TaiMed Agreement an amount of $6,788, which is represented by the cash payment of $1,304 (US$1,000) at the signature of the agreement, the share-based payment of $5,215 (US$4,000) and $269 of acquisition costs.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2018 and 2017

12.	Intangible assets (continued):

Commercial milestone payments

As further consideration under the TaiMed Agreement, the Company shall make the following one-time payment upon the first occurrence of the following commercial events:

Commercial milestone		Commercial milestone payment

(i)	Achieving aggregate net sales of US$20,000 over four consecutive quarters of the Company’s financial year	US$7,000 payable in two equal annual installments of US$3,500
(ii)	Upon first achieving annual net sales of US$200,000	US$10,000
(iii)	Upon first achieving annual net sales of US$500,000	US$40,000
(iv)	Upon first achieving annual net sales of US$1,000,000	US$100,000

The Company will also pay TaiMed development milestones for Trogarzo®. A US$3,000 milestone (payable in two equal annual installments of US$1,500) is due upon the date of the first commercial sale of a once every two weeks or once every four weeks intramuscular, subcutaneous or intravenous-push (either fast or slow) injection formulation. TaiMed is also planning a larger Phase III trial using Trogarzo® with a once every four weeks intramuscular or subcutaneous route of administration to address a much broader patient population. This development milestone will consist of an upfront milestone payment of up to US$50,000 depending on the size of the newly targeted population, which will be paid quarterly, based on a percentage of net sales generated by Trogarzo®.

Commercialization rights - Trogarzo® in the European Territory

Pursuant to the terms of the TaiMed Agreement, the Company will assume regulatory responsibilities and all costs related thereto to seek the approval of Trogarzo® in the European Territory. TaiMed will assume the conduct and all costs related to additional clinical trials which could be mandated by the European Medicines Agency (the “EMA”) (or required under applicable law) in connection with seeking the marketing approval of Trogarzo® in the European Territory. However, the Company and TaiMed will share equally the costs of any clinical trials imposed by a regulatory authority in the European Territory after the approval of Trogarzo®.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2018 and 2017

12.	Intangible assets (continued):

Commercial milestone payments (continued)

Commercialization rights - Trogarzo® in the European Territory (continued)

The purchase price of Trogarzo® has been determined at 52% of the net selling price of Trogarzo® in a country forming part of the European Territory on annual net sales of Trogarzo® in such country up to, or equal to US$50,000. If annual net sales of Trogarzo® in the European Territory exceed US$50,000, the purchase price for sales occurring in a country forming part of the European Territory will be equal to 52% of the net selling price on sales of up to US$50,000 of Trogarzo® in such country, plus an amount equal to 57% of the net selling price of Trogarzo® in such country calculated on that portion of annual net sales in the European Territory that exceeds US$50,000.

Initial and milestone payments

The TaiMed Agreement also provides for the following development, launch and sales milestones paid or to be paid by the Company to TaiMed:

-	An upfront payment of US$3,000, which was paid through the issuance of 906,077 common shares of the Company on March 17, 2017;

-

An approval milestone payment representing 50% of the costs of the clinical trials and all associated development activities regulated by the EMA and incurred by TaiMed, if any, to obtain marketing approval of Trogarzo® in the European Union countries, payable quarterly and equal to 5% of net sales recorded in each quarter;

-	A launch milestone payment of US$10,000 payable to TaiMed as follows:

●	US$5,000 one year after the first commercial sale of Trogarzo®; and

●	US$5,000 one year after reaching net sales in the European Territory aggregating US$50,000 over four consecutive quarters;

-	A milestone of US$10,000 upon net sales in the European Territory aggregating US$150,000 over four consecutive quarters;

-	A milestone of US$20,000 upon net sales in the European Territory aggregating US$500,000 over four consecutive quarters; and

-	A milestone of US$50,000 upon net sales in the European Territory aggregating US$1,000,000 over four consecutive quarters.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2018 and 2017

12.	Intangible assets (continued):

Initial and milestone payments (continued)

As a result of the TaiMed Agreement, the Company recorded as additions to intangible assets during 2017 an amount of $4,075, which is represented by the payment of $4,001 (US$3,000) paid through the issuance of 906,077 common shares of the Company and $74 of acquisition costs. The intangible assets will be amortized after the product launch of Trogarzo® in the first country within the European Territory.

The commercial milestone payments are accrued and recorded in the cost of the intangible asset when it is probable that they will be paid. The commercial milestone payments represent licence fee consideration and, therefore, will be added to the cost of the intangible asset. In order to demonstrate that the commercial milestone payment is probable, the product will need to have been launched and there should be a sufficient history of sales to have a reasonable expectation that the commercial milestone payments will be reached. As at November 30, 2018, no commercial milestone payments were recognized.

13.	Other asset:

Cost:
Balance as at November 30, 2017	$–
Additions	25,582
Effect of changes in exchange rates	381

Balance as at November 30, 2018	$25,963

Accumulated amortization:
Balance as at November 30, 2017	$–
Amortization	3,196
Effect of changes in exchange rates	49

Balance as at August 31, 2018	$3,245

Net carrying amount:
November 30, 2018	$22,718
November 30, 2017	–

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2018 and 2017

13.	Other asset (continued):

On May 29, 2018, the Company entered into an agreement (the “Renegotiated Agreement”) with EMD Serono, Inc. to settle all outstanding cash payment obligations stemming from a termination and transfer agreement dated December 13, 2013, as amended (the “2013 Termination Agreement”). The remaining contractual obligations under the 2013 Termination Agreement totalled approximately US$28,200, which was comprised of a US$4,000 payment due in May 2019 and US$24,200 in estimated royalties on future sales of EGRIFTA® payable over the next four to five years. The Renegotiated Agreement allowed the Company to make one lump sum payment of US$23,850 in settlement of the long-term obligation of US$4,000 and to eliminate all of the royalty payments due on sales of EGRIFTA® in the United States. The payment in connection with the settlement of the future royalty obligation has been accounted for as another asset on the consolidated statement of financial position.

14.	Accounts payable and accrued liabilities:

	Note	2018	2017

Trade payables		$20,718	$6,968
Accrued liabilities and other payables		8,741	13,642
Salaries and benefits due to related parties	26	644	660
Employee salaries and benefits payable		575	509
Liability related to deferred stock unit plan	18(c)	1,685	1,422
Accrued interest payable on convertible unsecured senior notes	17	1,975	–

		$34,338	$23,201

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2018 and 2017

15. Provisions:

	Chargebacks and rebates	Returns	Total

Balance as at November 30, 2016	$433	$20	$453

Provisions made	5,403	103	5,506
Provisions used	(5,182)	(7)	(5,189)
Effect of changes in exchange rate	(15)	(2)	(17)

Balance as at November 30, 2017	639	114	753

Provisions made	9,230	858	10,088
Provisions used	(8,720)	(821)	(9,541)
Effect of changes in exchange rate	42	6	48

Balance as at November 30, 2018	$1,191	$157	$1,348

16. Long-term obligation:

	2018	2017

Early Termination Fee	$–	$9,219
Current portion	–	(4,676)

	$–	$4,543

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2018 and 2017

16.	Long-term obligation (continued):

The movement in the long-term obligation for the current periods is as follows:

Balance as at November 30, 2016	$13,567

Payment, as originally contemplated in 2013 Termination Agreement	(5,390)
Accretion expense	1,371
Effect of changes in exchange rate	(329)

Balance as at November 30, 2017	9,219

Payment, as originally contemplated in 2013 Termination Agreement	(5,137)
Payment, as per 2018 Renegotiated Agreement (note 13)	(5,043)
Accretion expense	524
Loss on repayment of long-term obligation	375
Effect of changes in exchange rate	62

Balance as at November 30, 2018	$–

Under the Renegotiated Agreement (Note 13), the Company paid US$3,850 to reimburse the remaining amount payable of US$4,000 due in May 2019.

The difference of $375 between the consideration transferred of CA$5,043 (US$3,850) and the carrying amount of the long-term obligation of CA$4,668 (on date of settlement) was recognized as a loss on repayment of long-term obligation and included in “Finance costs” on the statement of comprehensive loss for the year ended November 30, 2018.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2018 and 2017

17.	Convertible unsecured senior notes:

On June 19, 2018, the Company closed a notes offering of convertible unsecured senior notes having an aggregate principal amount of $75,319 (US$57,500). The notes bear interest at an annual rate of 5.75% (effective interest rate of 9.95%) and are convertible into common shares at the option of the holder at any time at a conversion price of US$14.85 per common share, representing 3,872,053 common shares. The maturity date of the notes is June 30, 2023. The Company may redeem the notes prior to maturity at any time on or after June 30, 2021 if the current market price of the common shares is at least 130% of the conversion price. The notes are repayable at par value plus accrued and unpaid interest. The allocation of the aggregate principal amount between the liability and equity components was as follows at the date of issuance:

Proceeds from issue of notes	$75,319
Transaction costs	(3,709)

Net cash proceeds on issuance	71,610

Proceeds allocated to the liability component	66,965
Transactions costs related to the liability component	(3,298)

Convertible unsecured senior notes	63,667

Proceeds allocated to the equity component	8,354
Transaction costs related to the equity component	(411)
Deferred income tax (i)	(2,105)

Equity component of convertible unsecured senior notes	$5,838

(i)

The temporary difference between the carrying amount of the liability component and its tax base on initial recognition gave rise to a deferred income tax liability of $2,105, which is recognized in equity. The deferred tax liability was offset by the recognition of previously unrecognized tax assets from items:

Previously recorded in equity	$443
Previously recognized in profit and loss	1,662

Total deferred income tax assets recognized	$2,105

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2018 and 2017

17.	Convertible unsecured senior notes (continued):

The movement in the carrying value of the convertible unsecured senior notes is as follows for the year ended November 30, 2018:

Proceeds allocated to liability component	$ 66,965
Transaction costs related to liability	(3,298)

At date of issuance (June 19, 2018)	63,667

Accretion expense	823
Effect of changes in exchange rate	961

Convertible unsecured senior notes as at November 30, 2018	$ 65,451

November 30, 2018

Interest accrued (note 14)	$ 1,975
Interest paid	–

18.	Share capital:

Authorized	in unlimited number and without par value:

Common shares;

Preferred shares are issuable in one or more series.

All issued shares were fully paid on November 30, 2018 and 2017.

Common shareholders are entitled to receive dividends as declared by the Company at its discretion and are entitled to one vote per share at the Company’s annual general meeting.

No preferred shares are outstanding.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2018 and 2017

18.	Share capital (continued):

(a)	Public offering

On December 5, 2016, the Company completed a public offering for the sale and issuance of 5,323,000 common shares for a gross cash consideration of $16,501. The Company also issued broker options for the sale and issue of 212,920 common shares at an issue price of $3.10 per share, exercisable for a period of 18 months from the date of the closing. As at November 30, 2018, all broker options were exercised for a cash consideration of $660. The fair value of the broker options amounted to $183 and has been recorded in the share issue costs, which totaled $1,608. The fair value of the broker options was determined using the Black-Scholes model and the following assumptions:

Risk-free interest rate	0.73%
Expected volatility	64.1%
Estimated life in years	1.5 years
Grant-date share price	$2.95
Broker option exercise price	$3.10

In January 2017, the remaining 124,000 broker warrants, issued in 2015, were exercised and 124,000 common shares and 62,000 common share purchase warrants were issued for a cash consideration of $298.

As at November 30, 2017, all of the 92,000 common share purchase warrants issued to brokers following the exercise of broker warrants were exercised for a cash consideration of $276.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2018 and 2017

18.	Share capital (continued):

(b)	Issuance of common shares - TaiMed

On May 15, 2018, the Company issued 1,463,505 common shares with a value of US$4 million, in connection with an initial payment and milestone payment under the TaiMed Agreement. The share-based payment of $5.215 million (US$4 million) was initially recognized as contributed surplus, pending the issuance of the common shares. As the common shares have been issued, the Company has reclassified the amount within its equity accounts, from contributed surplus to common shares.

(c)	Deferred stock unit plan

On December 10, 2010, the Board of Directors adopted a deferred stock unit plan (the “DSU Plan”) for the benefit of its directors and officers (the “Beneficiaries”) and, in April 2013, the Board of Directors suspended the issuance of deferred stock units (“DSUs”). In May 2018, the Board of Directors decided to resume the granting of deferred DSUs. The goal of the DSU Plan is to increase the Company’s ability to attract and retain high-quality individuals to act as directors or officers and to better align their interests with those of the shareholders of the Company in the creation of long-term value. Under the terms of the DSU Plan, Beneficiaries who are directors are entitled to elect to receive all or part of their annual retainer to act as directors and Chair of the Board in DSUs. Beneficiaries who act as officers are entitled to elect to receive all or part of their annual bonus, if any, in DSUs. The value of a DSU is used to determine the number of DSUs a Beneficiary may be granted or the value to be paid to a Beneficiary upon redemption. This value is equal to the average closing price of the common shares on the Toronto Stock Exchange on the date on which the Company is entitled to grant DSUs, or on the date on which a Beneficiary redeems them, and during the four previous trading days.

DSUs may only be redeemed when a Beneficiary ceases to act as a director or an officer of the Company. Upon redemption, the Company must provide a Beneficiary with an amount in cash equal to the DSU value on the redemption date. Beneficiaries may not sell, transfer or otherwise assign their DSU or any rights associated therewith other than by will or in accordance with legislation regarding the vesting and partition of successions.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2018 and 2017

18.	Share capital (continued):

(c)	Deferred stock unit plan (continued)

DSUs are totally vested at the grant date. In the case of DSUs granted to officers for annual bonuses, a DSU liability is recorded at the grant date in place of the liability for the bonus payments. In the case of directors, the expense related to DSUs and their liabilities is recognized at the grant date. During the year ended November 30, 2018, $45 (2017 - $60) was recorded as an expense and is included in general and administrative expenses. The liability related to DSUs is adjusted periodically to reflect any change in the market value of the common shares. As at November 30, 2018, a charge of $250 (2017 - charge of $761) was recognized within finance costs (Note 6). As at November 30, 2018, the Company had a total of 205,522 DSUs outstanding (2017 - 204,591 DSUs) and a liability related to the DSUs of $1,685 (2017 - liability of $1,422).

Cash-settled forward stock contracts

To protect against fluctuations in the value of DSUs, the Company entered into cash-settled forward stock contracts. They were not designated as hedging instruments for accounting purposes. As at November 30, 2018, the cash-settled forward stock contracts outstanding correspond to a total of 205,522 common shares (2017 - 204,591 common shares) at a price of $7.85 per share (2017 - $7.82 per share) expiring on December 17, 2019 (2017 - December 17, 2018). As at November 30, 2018, the fair value of cash-settled forward stock contracts was $1,710 (2017 - $1,444) and is recorded in derivative financial assets. During the year ended November 30, 2018, a gain of $253 (2017 - gain of $770) related to the change in fair value of derivative financial assets was recognized within finance costs (Note 6).

(d)	Stock appreciation rights (“SAR”)

On October 4, 2018, the Company’s Board of Directors approved a SAR plan that entitles the grantee to a cash payment based on the increase in the stock price of the Company’s common shares from the grant date to the settlement date. On November 30, 2018, no SAR were granted.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2018 and 2017

18.	Share capital (continued):

(e)	Shareholder rights plan

On April 15, 2016, the Company’s Board of Directors approved the amendment and renewal of the shareholder rights plan and, on the same date, the Company and Computershare Trust Services of Canada entered into an amended and restated shareholder rights plan agreement (the “Plan”). The Plan was approved by the shareholders on May 17, 2016. The Plan is designed to provide adequate time for the Board and the shareholders to assess an unsolicited takeover bid for the Company. In addition, the Plan provides the Board with sufficient time to explore and develop alternatives for maximizing shareholder value if a takeover bid is made, as well as provide shareholders with an equal opportunity to participate in a takeover bid to receive full and fair value for their common shares. The Plan will expire at the closure of the Company’s annual meeting of shareholders in 2019 unless the Plan is reconfirmed and approved by shareholders at such meeting.

The rights issued under the Plan will initially attach to and trade with the common shares, and no separate certificates will be issued unless a triggering event occurs. The rights will become exercisable only when an acquiring person, including any party related to it, acquires or attempts to acquire 20% or more of the outstanding shares without complying with the “Permitted Bid” provisions of the Plan or without approval of the Board of Directors. Subject to the terms and conditions set out in the Plan, each right would, upon exercise and payment of $5.00 per right, entitle a rights holder, other than the acquiring person and related parties, to purchase a number of common shares at twice the exercise price of $5.00 per right based on the average weighted market price of the common shares for the last 20 trading days preceding the common share acquisition date (as defined in the Plan’s rights).

Under the Plan, a Permitted Bid is a bid made to all holders of common shares and which is open for acceptance for no less than 105 days. If, at the end of 105 days, at least 50% of the outstanding common shares, other than those owned by the offeror and certain related parties, has been tendered, the offeror may take up and pay for the common shares, but must extend the bid for a further 10 days to allow other shareholders to tender.

(f)	Stock option plan

The Company has established a stock option plan under which it can grant its directors, officers, employees, researchers and consultants non-transferable options for the purchase of common shares. The exercise date of an option may not be later than 10 years after the grant date. A maximum number of 6,580,000 options can be granted under the Plan. Generally, the options vest at the grant date or over a period of up to three years. As at November 30, 2018, 1,950,762 options could still be granted by the Company (2017 - 2,200,306).

All options are to be settled by the physical delivery of the common shares.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2018 and 2017

18.	Share capital (continued):

(f)	Stock option plan (continued)

Changes in the number of options outstanding during the past two years were as follows:

		Weighted
		average
		exercise
	Number	price
	of options	per option

Options as at November 30, 2016	2,242,369	$2.17
Granted	350,000	6.13
Expired	(198,000)	9.25
Exercised (share price: $5.85)	(58,474)	0.50

Options as at November 30, 2017	2,335,895	$2.21
Granted	251,544	9.56
Expired	(2,000)	8.50
Exercised (share price: $9.14)	(412,734)	1.69

Options outstanding as at November 30, 2018	2,172,705	$3.15

Options exercisable as at November 30, 2018	1,676,057	$2.09

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2018 and 2017

18.	Share capital (continued):

(f)	Stock option plan (continued)

The following table provides stock option information as at November 30, 2018:

		Weighted	Weighted
	Number of	average	average
Price	options	remaining	exercise
range	outstanding	life	price

$		(years)	$

0.25 - 1.19	814,660	4.95	0.64
1.20 - 2.00	66,500	0.13	1.81
2.00 - 3.75	563,334	7.39	2.07
3.76 - 4.60	110,000	1.02	3.84
4.61 - 6.00	291,667	7.65	5.84
6.01 - 9.00	75,000	8.46	6.73
9.01 - 10.00	251,544	9.36	9.56

	2,172,705	6.23	3.15

During the year ended November 30, 2018, $1,097 (2017 - $1,015) was recorded as share-based compensation expense for the stock option plan. The fair value of options granted in 2018 and 2017 was estimated at the grant date using the Black-Scholes model and the following weighted average assumptions:

	2018	2017

Risk-free interest rate	2.14%	1.52%
Expected volatility	47%	55%
Average option life in years	7 years	8 years
Grant-date share price	$9.56	$6.13
Option exercise price	$9.56	$6.13

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2018 and 2017

18.	Share capital (continued):

(f)	Stock option plan (continued)

The risk-free interest rate is based on the implied yield on a Canadian government zero-coupon issue, with a remaining term equal to the expected term of the option. The volatility is based on weighted average historical volatility adjusted for changes expected due to publicly available information. The life of the options is estimated taking into consideration the vesting period at the grant date, the life of the option and the average length of time similar grants have remained outstanding in the past. The dividend yield was excluded from the calculation since it is the present policy of the Company to retain all earnings to finance operations and future growth.

The following table summarizes the measurement date weighted average fair value of stock options granted during the years ended November 30, 2018 and 2017:

		Weighted
		average
	Number	grant date
	of options	fair value

2018	251,544	$4.63
2017	350,000	3.43

The Black-Scholes model used by the Company to calculate option values was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differs from the Company’s stock option awards. This model also requires four highly subjective assumptions, including future stock price volatility and average option life, which greatly affect the calculated values.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2018 and 2017

18.	Share capital (continued):

(g)	Earnings per share

The calculation of basic earnings per share was based on the net loss attributable to common shareholders of the Company of $6,013 (2017 - $18,450) and a weighted average number of common shares outstanding of 75,942,385 (2017 - 73,468,903), calculated as follows:

	2018	2017

Issued common shares as at December 1	74,962,050	65,996,069
Effect of share options exercised	153,325	33,713
Effect of public issue of common shares	–	5,264,666
Effect of broker warrants exercised	–	111,391
Effect of broker options exercised	25,089	86,572
Effect of common shares purchase warrants exercised	–	1,333,550
Effect of issue of common shares - TaiMed	801,921	642,942

Weighted average number of common shares, basic and diluted	75,942,385	73,468,903

For the year ended November 30, 2018, a number of 2,172,705 (2,335,895 in 2017) share options, nil (39,390 in 2017) broker options and 3,872,053 common shares potentially issuable from the conversion of the US$57,500 aggregate principal amount of notes (Note 17), that may potentially dilute earnings per share in the future, were excluded from the weighted average number of diluted common shares calculation as their effect would have been anti-dilutive.

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2018 and 2017

19.	Income taxes:

The following table presents the components of the current and deferred tax expenses:

	2018	2017

Current tax expense	$–	$–

Deferred tax expense
Origination and reversal of temporary differences	$(1,145)	$(2,957)
Change in unrecognized deductible temporary differences	(517)	2,957

Total deferred tax recovery	$(1,662)	$–

Total current and deferred tax recovery	$(1,662)	$–

Reconciliation between effective and applicable tax amounts:

	2018	2017

Income taxes at domestic tax statutory rate	$(2,049)	$(4,945)
Change in unrecognized deductible temporary differences	(517)	2,957
Non-deductible expenses and other	904	1,988

	$(1,662)	$–

The applicable statutory tax rates were 26.7% in 2018 and 26.8% in 2017. The Company’s applicable tax rate is the Canadian combined rates applicable in the jurisdictions in which the Company operates.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2018 and 2017

19.	Income taxes (continued):

Unrecognized deferred tax assets

As at November 30, unrecognized deferred tax assets were as follows:

	2018	2017

Long term
Research and development expenses	$30,891	$30,891
Non-capital losses	36,500	36,612
Property and equipment	474	507
Intellectual property and patent fees	3,836	3,836
Available deductions and other	4,447	4,819

	$76,148	$76,665

Given the Company’s past losses, management does not believe that it is probable that the Company can realize its deferred tax assets and, therefore, it has not recognized any amount in the consolidated statements of financial position.

The generation of future taxable profit is dependent on the successful commercialization of the Company’s products and technologies.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2018 and 2017

19.	Income taxes (continued):

As at November 30, 2018 and 2017, the amounts and expiry dates of tax attributes for which no deferred tax asset was recognized were as follows:

		2018		2017

	Federal	Provincial	Federal	Provincial

Research and development expenses, without time limitation	$105,841	$130,571	$105,841	$130,571

Losses carried forward:
2027	550	540	3,529	3,519
2028	46,316	22,543	46,316	22,770
2029	19,484	16,467	19,484	16,467
2030	11,440	11,436	11,440	11,436
2031	23,559	20,913	23,559	20,913
2032	15,962	14,656	15,962	14,656
2033	11,469	11,361	11,469	11,361
2034	10,503	10,411	10,503	10,411
2037	9,372	9,260	9,335	9,322
2038	2,608	2,505	–	–

Other temporary differences, without time limitation
Excess of tax value of property and equipment over carrying value	1,914	1,649	2,080	1,718
Excess of tax value of intellectual property and patent fees over carrying value	14,471	14,465	14,471	14,465
Available deductions and other	57,682	2,090	58,849	3,201

As at November 30, 2018, deferred tax assets relating to loss carried forward and financing costs of $1,662 and $443, respectively, were recognized to offset deferred tax liabilities for an amount of $2,105 resulting from the issuance of the convertible unsecured senior notes.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2018 and 2017

20.	Supplemental cash flow disclosures:

The Company entered into the following transactions which had no impact on its cash flows:

	2018	2017

Additions to property and equipment included in accounts payable and accrued liabilities	$64	$–
Additions to intangible assets included in accounts payable and accrued liabilities	–	20
Share issue costs included in contributed surplus	–	183
Reclassification of contributed surplus upon issuance of common shares to TaiMed	5,215	4,001
Reclassification of warrant liability to share capital upon exercise of common share purchase warrants	–	8,348
Notes issue costs included in accounts payable and accrued liabilities	8	–
Recognition of previously unrecognized tax assets from item originally recorded in equity	443	–

21.	Financial instruments:

Overview

This note provides disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk, liquidity risk, currency risk and interest rate risk, and how the Company manages those risks.

(a)	Credit risk

Credit risk is the risk of a loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company regularly monitors credit risk exposure and takes steps to mitigate the likelihood of this exposure resulting in losses.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2018 and 2017

21.	Financial instruments (continued):

Overview (continued)

(a)	Credit risk (continued)

The Company’s exposure to credit risk currently relates to accounts receivable with one major customer (see Note 25) and derivative financial assets which it manages by dealing only with highly rated Canadian financial institutions. Included in the consolidated statements of financial position are trade receivables of $14,251 (2017 - $9,617), all of which were aged under 60 days. There was nil recorded as bad debt expense for the years ended November 30, 2018 and 2017. Financial instruments other than cash and trade and other receivables that potentially subject the Company to significant credit risk consist principally of bonds and money market funds. The Company invests its available cash in highly liquid fixed income instruments from governmental, paragovernmental, municipal and high-grade corporate bodies and money market funds (2018 - $19,795; 2017 - $31,169). As at November 30, 2018, the Company believes it was not exposed to any significant credit risk. The Company’s maximum credit exposure corresponded to the carrying amount of these financial assets.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. As indicated in Note 23, the Company manages this risk through the management of its capital structure. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors and/or the Audit Committee reviews and approves the Company’s operating and capital budgets, as well as any material transactions out of the ordinary course of business.

The Company has adopted an investment policy in respect of the safety and preservation of its capital designed to ensure that the Company’s liquidity needs are met. The instruments are selected with regard to the expected timing of expenditures and prevailing interest rates.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2018 and 2017

21.	Financial instruments (continued):

Overview (continued)

(b)	Liquidity risk (continued)

The following are amounts due on the contractual maturities of financial liabilities as at November 30, 2018 and 2017:

					2018

		Total	Less	From	More
	Carrying	contractual	than	1 to	than
	amount	amount	1 year	2 years	3 years

Accounts payable and accrued liabilities	$34,338	$34,338	$34,338	$–	$–
Convertible unsecured senior notes including interest	65,451	98,550	4,528	8,791	85,231

	$99,789	$132,888	$38,866	$8,791	$85,231

					2017

		Total	Less	From	More
	Carrying	contractual	than	1 to	than
	amount	amount	1 year	2 years	3 years

Accounts payable and accrued liabilities	$23,201	$23,201	$23,201	$–	$–
Long-term obligation	9,219	10,314	5,157	5,157	–

	$32,420	$33,515	$28,358	$5,157	$–

(c)	Currency risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than USD, primarily cash, sale of goods and expenses incurred in CAD.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2018 and 2017

21.	Financial instruments (continued):

Overview (continued)

(c)	Currency risk (continued)

Exchange rate fluctuations for foreign currency transactions can cause cash flows as well as amounts recorded in the consolidated statements of comprehensive income to vary from period to period and not necessarily correspond to those forecasted in operating budgets and projections. Additional earnings variability arises from the translation of monetary assets and liabilities denominated in currencies other than the USD at the rates of exchange at each consolidated statement of financial position date, the impact of which is reported as foreign exchange gain or loss in the consolidated statements of comprehensive income. The Company does not believe a sudden change in foreign exchange rates would impair or enhance its ability to pay its CAD denominated obligations.

The following table presents the significant items in the original currencies exposed to currency risk as at November 30, 2018 and 2017:

		2018		2017

Cash	CAD	1,869	CAD	297
Bonds and money market funds		9,754		14,239
Trade and other receivables		470		253
Accounts payable and accrued liabilities		(6,437)		(5,229)

Total exposure	CAD	5,656	CAD	9,560

The following exchange rates are those applicable as at November 30, 2018 and 2017 to:

		2018		2017

	Average	Reporting	Average	Reporting
	rate	date rate	rate	date rate

CAD - USD	0.7752	0.7522	0.7684	0.7757

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2018 and 2017

21.	Financial instruments (continued):

Overview (continued)

(c)	Currency risk (continued)

Based on the Company’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the CAD would have a positive or (negative) impact on net earnings as follows, assuming that all other variables remained constant:

		2018		2017

Positive impact	CAD	283	CAD	478

An assumed 5% weakening of the CAD would have had an equal but opposite effect on the above currencies to the amounts shown above, assuming that all other variables remain constant.

(d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Short-term bonds held by the Company are invested at fixed interest rates and/or mature in the short term. Long-term bonds are also instruments that bear interest at fixed rates. The risk that the Company will realize a loss as a result of a decline in the fair value of its bonds is limited because these investments, although they are classified as available for sale, are generally held until close to maturity. The unrealized gains or losses on bonds are recorded in accumulated other comprehensive income.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2018 and 2017

21.	Financial instruments (continued):

Overview (continued)

(d)	Interest rate risk (continued)

Based on the value of the Company’s short- and long-term bonds as at November 30, 2018, an assumed 0.5% decrease in market interest rates would have increased the fair value of these bonds and the accumulated other comprehensive income by approximately $61 (2017 - $124); an assumed increase in the interest rate of 0.5% would have an equal but opposite effect, assuming that all other variables remained constant.

Cash and money market funds bear interest at a variable rate. Trade and other receivables, accounts payable and accrued liabilities and provisions bear no interest.

Based on the average value of variable interest-bearing cash and money market funds during the year ended November 30, 2018 of $31,644 (2017 - $16,518), an assumed 0.5% increase in interest rates during such year would have increased future cash flows and net profit by approximately $158 (2017 - $83); an assumed decrease of 0.5% would have had an equal but opposite effect.

As the Company’s convertible unsecured senior notes bear interest at a fixed rate of 5.75%, the Company does not face significant interest rate risk.

22.	Capital management:

The Company’s objective in managing its capital is to ensure a liquidity position sufficient to finance its business activities. The Company depends primarily on revenue generated by sales of EGRIFTA® and Trogarzo® in the United States and, from time to time, on public offerings of securities in North America to finance its activities.

The capital management objectives remain the same as for the previous year.

As at November 30, 2018, cash, bonds and money market funds amounted to $71,637 (2017 - $32,929). The Company believes that its cash position and future operating cash flows will be sufficient to finance its operations and capital needs.

Currently, the Company’s general policy on dividends is to retain cash to keep funds available to finance its growth.

The Company defines capital to include total shareholders’ equity and convertible unsecured senior notes.

The Company is not subject to any externally imposed capital requirements.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2018 and 2017

23.	Determination of fair values:

Certain of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Financial assets and liabilities measured at fair value

In establishing fair value, the Company uses a fair value hierarchy based on levels as defined below:

Level 1:	Defined as observable inputs such as quoted prices in active markets.

Level 2:	Defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

Level 3:	Defined as inputs that are based on little or no observable market data, therefore requiring entities to develop their own assumptions.

Other financial assets and financial liabilities

The Company has determined that the carrying values of its short-term financial assets and financial liabilities, including cash, trade and other receivables and accounts payable and accrued liabilities, approximate their fair value because of the relatively short period to maturity of the instruments.

Bonds and money market funds and derivative financial assets and liabilities are stated at fair value, determined by inputs that are primarily based on broker quotes at the reporting date (Level 2).

The fair value of the convertible unsecured notes, including the equity portion, as at November 30, 2018 were approximately $69,561 (Level 1) based on market quotes.

Share-based payment transactions

The fair value of the employee stock options is measured based on the Black-Scholes valuation model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historical volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions, if any, are not taken into account in determining fair value.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2018 and 2017

23.	Determination of fair values (continued):

Share-based payment transactions (continued)

The DSU liability is recognized at fair value and considered Level 2 in the fair value hierarchy for financial instruments. The fair value is determined using the quoted price of the common shares of the Company.

24.	Commitments:

(a)	Leases

On November 20, 2018, the Company entered into a new lease agreement with the current landlord.

As at November 30, 2018, the minimum payments required under the terms of the non-cancellable leases are as follows:

Less than one year	$368
One to five years	2,014
More than five years	995

$3,377

(b)	Long-term procurement agreements

The Company has long-term procurement agreements with third party suppliers in connection with the commercialization of EGRIFTA® and Trogarzo®. As at November 30, 2018, the Company had outstanding purchase orders and minimum payments required under these agreements amounting to $8,446 (2017 - $4,945) for the manufacture of Trogarzo® and for various services.

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2018 and 2017

24.	Commitments (continued):

(c)	Credit facilities

The Company has a CA$1,500 revolving credit facility bearing interest at Canadian prime plus 1% and a US$1,000 revolving credit facility bearing interest at U.S. prime plus 1%. The Company’s assets have been given as collateral to secure these credit facilities. As at November 30, 2018, the Company did not have any borrowings outstanding under these facilities.

25.	Operating segments:

The Company has a single operating segment. As described in Note 4, almost all of the Company’s revenues are generated from one customer from the United States, RxCrossroads, which is domiciled in the United States.

	2018	2017

RxCrossroads	$57,686	$42,183

Others	867	681

	$58,553	$42,864

All of the Company’s non-current assets are located in Canada as is the Company’s head office.

26.	Related parties:

The key management personnel of the Company are the directors, the President and Chief Executive Officer and all of the Senior Vice Presidents.

Key management personnel compensation comprises:

	2018	2017

Short-term employee benefits	$2,646	$2,483
Post-employment benefits	99	93
Share-based compensation	962	945

	$3,707	$3,521

THERATECHNOLOGIES INC.

Notes to Consolidated Financial Statements (continued)

(In thousands of Canadian dollars)

Years ended November 30, 2018 and 2017

26.	Related parties (continued):

As at November 30, 2018, the key management personnel controlled 1.5% (2017 - 1.4%) of the voting shares of the Company and held 0.3% of the convertible unsecured senior notes.